Exhibit 99.1

EKSPORT

FINANS

NORWAY

PRESS RELEASE

February 26, 2014

Eksportfinans’ financial results for 2013

Eksportfinans has focused on stable and predictable business operations throughout 2013. At year-end the company had a strong capital base and considerable liquidity reserves.

Net interest income was NOK 697 million for 2013, compared to NOK 1,244 million for 2012. The change was due to the lower level of interest generating assets combined with reduced credit spreads and a more normalized market for USD/NOK basis swaps.

Comprehensive income according to IFRS was negative NOK 4,850 million for 2013, compared to negative NOK 17,717 million for 2012. The change was due to lower unrealized losses on Eksportfinans’ own debt through the year.

Profit excluding unrealized gains and losses on financial instruments and realized losses hedged by the Portfolio Hedge Agreement amounted to NOK 566 million in 2013, compared to NOK 867 million in 2012. The profit was negatively affected by reduced net interest income. This was partly offset by a positive income effect of approximately NOK 200 million, after taxes, as a result of winning the lawsuit against the Glitnir Banki HF bankruptcy estate in Iceland. The legal process was initiated in 2008, and the final verdict fell in the fourth quarter of 2013.

Total assets amounted to NOK 101 billion at December 31, 2013, compared to NOK 157 billion at December 31, 2012. The reduction was in line with expectations and due to the limitations on new lending business since 2011 as well as repayments on the current debt portfolios.

The core capital adequacy ratio was 36.4 percent at December 31, 2013, compared to 25.0 percent at December 31, 2012. At the end of 2013, the company had liquidity reserves totaling NOK 32.7 billion.

In 2012, an investor in Eksportfinans’ Japanese Samurai bonds filed a complaint with the Tokyo District Court, claiming that Eksportfinans is in default under these bonds. As stated by Eksportfinans, the company vigorously resists this action on the grounds that there is no default. The judge has announced that a verdict in the case would be announced on March 28, 2014.

Eksportfinans’ fourth quarter report 2013 is available on www.eksportfinans.no.

EKSPORT

FINANS

NORWAY

A conference call is scheduled for Wednesday February 26, 2014 at 10:30am NY / 3:30pm London / 4:30pm CET

Please join by calling:

Local - China: +86 1059 045 017

Local - Japan: +81(0)3 6743 9537

Local - Norway: +47 2316 2771

Local - Singapore: +65 6622 1942

Local - Switzerland: +41(0)44 580 7215

Local - UK: +44(0)20 3427 1902

Local - USA: +1 646 254 3360

Participant pass code: 1220873

Please dial-in to the call 5 minutes early as dialer registration will be required. The call will be recorded and a replay made available.

For further information, please contact:

President and CEO Gisèle Marchand,

tel: +47 22 01 23 70 / +47 415 17 489,

e-mail: gma@eksportfinans.no

EVP Director of Staff / Communications Elise Lindbæk,

tel: +47 22 01 22 64 / +47 905 18 250,

e-mail: el@eksportfinans.no

EVP Chief Financial Officer Geir Ove Olsen,

tel: +47 22 01 23 05 / +47 900 92 326,

e-mail: goo@eksportfinans.no

Facts about Eksportfinans ASA

Eksportfinans manages a solid portfolio of loans to the Norwegian export industry and foreign buyers of Norwegian capital goods. The loans are guaranteed by GIEK (The Norwegian Guarantee Institute for Export Credits) and/or banks. The company also manages a substantial portfolio of international securities. The business is funded through bonds and commercial paper issued in the international capital markets. Eksportfinans was established in 1962 and is owned by banks operating in Norway and the Ministry of Trade and Industry on behalf of the Norwegian government. Entering 2014 total assets amounted to approximately NOK 100 billion. The company is staffed by highly skilled individuals, around 55 in total, and is located in Dronning Maud’s gate (Vika) in central Oslo.

For more information about Eksportfinans, please refer to www.eksportfinans.no

Forward-looking statements

Some of the information we are giving constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-f filed with the US Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.